UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2025

Azul Reports 2Q Results with EBITDA of R$1.1 billion

São Paulo, August 14, 2025 – Azul S.A., “Azul” (B3:AZUL4, OTC:AZULQ), the largest airline in Brazil by number of cities served and departures, announces today its results for the second quarter of 2025 (“2Q25”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

2Q25 Highlights¹	2Q25	2Q24	% Δ	1H25	1H24	% Δ
Total operating revenue (R$ million)	4,942.3	4,172.7	18.4%	10,336.8	8,851.2	16.8%
Operating income (R$ million)	380.0	441.2	-13.9%	950.5	1,241.9	-23.5%
Operating margin (%)	7.7%	10.6%	-2.9 p.p.	9.2%	14.0%	-4.8 p.p.
EBITDA (R$ million)	1,142.7	1,052.6	8.6%	2,528.5	2,467.8	2.5%
EBITDA margin (%)	23.1%	25.2%	-2.1 p.p.	24.5%	27.9%	-3.4 p.p.
ASK (million)	12,827	10,918	17.5%	25,630	21,996	16.5%
RASK (R$ cents)	38.53	38.22	0.8%	40.33	40.24	0.2%
PRASK (R$ cents)	35.70	35.34	1.0%	37.44	37.35	0.2%
Yield (R$ cents)	43.78	44.03	-0.6%	45.93	46.93	-2.1%
CASK (R$ cents)	35.57	34.18	4.1%	36.62	34.59	5.9%
Fuel cost per liter (R$)	3.86	4.35	-11.3%	4.12	4.30	-4.2%

¹Operating results were adjusted for non-recurring items.

▪	Operating revenue reached a record for a second quarter at R$4.9 billion, increasing 18.4% year-over- year, mainly driven by a recurring healthy demand environment, robust ancillary revenues and the notable performance of our business units.
▪	During 2Q25, consolidated capacity measured in available seat-kilometers (ASK) grew 17.5% year-over- year, mostly driven by a 36.8% increase in our international operations and a 12.9% increase in our domestic capacity due to the recovery of our domestic operation, which was impacted in 2Q24 by the floods in the South of Brazil. In the quarter, Azul transported nearly 8.0 million passengers, an increase of 7.7% compared to the same period last year. Passenger traffic (RPK) during the quarter increased 19.3%, outpacing capacity and resulting in a robust load factor of 81.5%, 1.3 percentage points higher than in 2Q24.
▪	Unit revenue (RASK) remained strong at R$38.53 cents in 2Q25, even with capacity growing 17.5% year-over-year. Another contributing factor to our revenues and margins is the growth in our business units, which in 2Q25 accounted for 22.5% of RASK and 37.5% of EBITDA.
▪	CASK in 2Q25 was R$35.57 cents, 4.1% up compared to 2Q24, mainly due to an 8.7% average depreciation of the Brazilian real, 5.4% annual inflation, a 71% increase in legal claims related to irregular operations at the end of 2024 driven by OEM performance issues, and the growth of our fleet, which increased depreciation by 24.8% year-over-year, partially offset by several cost-reduction strategies related to productivity, an 11.3%reduction in fuel price, as well as lower fuel burn from the next-generation aircraft in our fleet. Also, 2Q24 expenses were benefited from OEM compensations for the revenue losses from irregular operations. In 2Q25, productivity measured in ASKs per FTE increased 20.5%, and fuel consumption per ASK dropped 3.0% year-over-year. Compared to 1Q25, CASK was down 5.6% mainly due to cost-reduction strategies already implemented as part of our restructuring process.
▪	2Q25 EBITDA reached R$1,142.7 million, increasing 8.6% year-over-year, representing a 23.1% margin. Operating income was R$380.0 million, with a 7.7% margin.
▪	Cash plus receivables was R$3.3 billion, 30.7% higher compared to 2Q24, representing 15.7% of the last twelve months’ revenues. In the quarter, Azul raised roughly US$100 million through a bridge financing in April and accessed US$250 million of its US$1.6 billion DIP financing in May. In the quarter, Azul also converted more than R$1.6 billion debt from its 2029 and 2030 Notes into equity.
▪	Azul remains focused on improving the overall travel experience, which translated into a Net Promoter Score (NPS) recovery of more than 33 points in June 2025 compared to December 2024.

1

Second Quarter Results 2025

Management Comments

The second quarter was one of the most significant ones in our history. In May, we entered into Restructuring Support Agreements with key stakeholders, including existing bondholders, our largest lessor AerCap, and strategic partners United Airlines and American Airlines, to pursue a proactive reorganization process. The agreements were designed to transform Azul’s capital structure through significant deleveraging and positive cash generation. Throughout this process, we are more than ever focused on operational performance, efficiency and financial stability, while keeping safety, Customers and our Crewmembers as priorities. As a result, in the quarter we saw significant improvement in our operations, with customer satisfaction scores improving by over 33 points in 2025. I would like to thank our Crewmembers for their perseverance and hard work during this period.

Turning to our 2Q25 results, we experienced high growth in the quarter, and once again delivered solid results. Azul achieved record operating revenue for a second quarter of R$4.9 billion, an increase of 18% over the same period last year, mostly driven by a healthy demand environment and robust ancillary revenues. Growth was particularly strong in international markets, where capacity had a substantial increase of 37% in 2Q25 compared to 2Q24. In the domestic market, our capacity grew almost 13% mainly due to the recovery of our operation, which in 2Q24 was impacted by the floods in the south of Bazil. RASK and PRASK remained strong at R$38.53 cents and R$35.70 cents respectively, even with capacity growing more than 17% year-over-year. Average fares were up more than 10%, another very positive indicator of the underlying strength in demand and the overall pricing discipline in the market.

These results were also driven by our network optimization strategy. We are constantly revising our network to maximize profitability and cash generation. Our network is unique by design, with no nonstop competition in 83% of our routes, representing more than 70% of our revenue, a remarkable competitive advantage. As part of this optimization, we suspended service to 14 cities this year, in response to an imbalance in the revenue performance and cost environment in these markets. At the same time, we have increased frequencies in many other markets to extract the most efficient utilization from our fleet.

Another contributing factor to our healthy revenues and margins is the growth in our business units. In the quarter, ancillary revenues alone grew 21% year-over-year. Our vacations business Azul Viagens had another outstanding quarter, with over 45% growth in gross bookings compared to 2Q24. Azul Cargo, our logistics business, maintained its performance with net revenue growing more than 14% year-over-year, and international business growing more than 50%. Our loyalty program Azul Fidelidade increased gross billings by more than 8% compared to 2Q24 and with record redemption levels.

On the cost side, our CASK in 2Q25 was R$35.57 cents, a decrease of 5.6% compared to 1Q25, mainly due to a 3% average appreciation of the Brazilian real against the US dollar, combined with a 12% reduction on fuel price in the quarter, in addition to several cost-reduction strategies already implemented as part of our restructuring process. In 2Q25, fuel consumption per ASK dropped 3% year-over-year, and productivity measured in ASKs per FTE increased and is now more than 20% higher than in 2Q24.

As a result of the positive demand and revenue environment and our increased operational efficiency, our EBITDA grew 9% year-over-year, reaching R$1.1 billion, with a margin of 23%. We ended the quarter with immediate liquidity of R$3.3 billion, an increase of R$945 million compared to the previous quarter. This already includes the proceeds of the US$100 million bridge financing issued in April and US$250 million of our US$1.6 billion DIP financing accessed in May.

We ended the quarter with leverage measured as net debt to LTM EBITDA of 4.9x. This does not yet reflect the reduction in leverage expected from our reorganization process under Chapter 11.

Throughout our restructuring process, Azul will continue flying and operating as usual. Looking ahead, we are excited for the upcoming months, and we are very confident Azul will emerge from this process stronger than ever. I would like to thank all our Crewmembers, partners and stakeholders for their support during this process.

John Rodgerson, CEO of Azul S.A.

2

Second Quarter Results 2025

Chapter 11 Update

On May 28, 2025, Azul entered into Restructuring Support Agreements with key stakeholders, including its existing bondholders; largest lessor AerCap, representing a majority of the company’s lease liability; and strategic partners United Airlines and American Airlines, to effectuate a proactive reorganization process. The Agreements were designed to transform Azul’s capital structure through significant deleveraging and positive cash generation. To implement the Agreements, which include a commitment of approximately US$1.6 billion in financing throughout the process, elimination of over US$2.0 billion of debt, and further equity financing of up to US$950 million upon emergence, Azul initiated a process under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York.

On May 29, 2025, as it is usual following a Chapter 11 filing in accordance with Section 802.01D of its Listed Company Manual, the New York Stock Exchange decided to suspend trading in the Company's American Depositary Receipts and requested the Securities and Exchange Commission (“SEC”) to delist the ADSs. This cancellation of the ADS Program does not affect Azul’s listing on B3 S.A. – Bolsa, Brasil, Balcão, where its shares continue to trade normally.

On May 30, 2025, Azul received all preliminary court approvals requested for its First Day Hearing related to the voluntary Chapter 11 request filed by the Company in the United States on May 28, 2025. The approvals granted ensured that Azul will continue to operate normally throughout the process. Among other measures, the Court granted preliminary approval for Azul to access US$250 million of its US$1.6 billion DIP financing. On July 9, 2025, Azul received all court final approvals requested for its Second Day Hearing.

On July 24, Azul received final approval from the Court for motions in its Chapter 11 proceedings, including approval of its US$1.6 billion debtor-in-possession financing. None of the approvals granted by the U.S. Court were subject to objections from the parties involved in the proceedings. This final approval marks a critical step in Azul’s restructuring process, reinforcing the Company’s ability to operate its business as usual, while advancing its accelerated transformation plan. Combined with our operating cash flows and the continued support of the Company’s strategic partners, this financing ensures Azul has the necessary resources to continue delivering safe, reliable, and high-quality service to Customers across Brazil and beyond.

By the end of July, Azul was able to access an additional US$200 million in incremental liquidity from its DIP financing, that combined with other court approvals and proceeds from ongoing operations, provided sufficient liquidity to maintain operations as the Company works to transform its balance sheet.

In addition, on August 13, 2025, Azul has received Court’s approval for motions in its Chapter 11 proceedings, including its previously announced agreement with AerCap and the rejection of multiple leases and contracts. The agreement with Aercap alone generates contractual benefits to Azul of approximately US$1 billion.

These actions exemplify the effort to optimize the Company’s resources, reduce long-term costs, and further strengthen Azul’s capital structure as it positions itself for long-term success as a more agile organization that is better equipped to compete in today’s dynamic aviation industry.

Azul remains committed to keeping stakeholders informed and ensuring a seamless travel experience throughout this process.

3

Second Quarter Results 2025

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	2Q25	2Q24	% Δ	1H25	1H24	% ∆
Operating Revenue
Passenger revenue	4,578.9	3,859.1	18.7%	9,596.3	8,216.1	16.8%
Cargo revenue and other	363.4	313.7	15.9%	740.5	635.1	16.6%
Total operating revenue	4,942.3	4,172.7	18.4%	10,336.8	8,851.2	16.8%
Operating Expenses
Aircraft fuel	(1,388.7)	(1,373.6)	1.1%	(2,960.7)	(2,726.9)	8.6%
Salaries and benefits	(672.1)	(655.9)	2.5%	(1,392.8)	(1,330.6)	4.7%
Depreciation and amortization	(762.8)	(611.4)	24.8%	(1,578.0)	(1,225.9)	28.7%
Other rent & ACMI	(152.4)	(64.5)	136.3%	(278.5)	(120.0)	132.1%
Airport fees	(316.6)	(239.6)	32.1%	(634.4)	(481.8)	31.7%
Traffic and customer servicing	(251.0)	(207.2)	21.2%	(484.8)	(414.7)	16.9%
Sales and marketing	(164.9)	(191.5)	-13.9%	(410.7)	(393.4)	4.4%
Maintenance and repairs	(202.8)	(170.7)	18.8%	(405.3)	(368.4)	10.0%
Other	(651.1)	(217.2)	199.8%	(1,241.0)	(547.5)	126.7%
Total Operating Expenses	(4,562.4)	(3,731.6)	22.3%	(9,386.2)	(7,609.2)	23.4%
Operating Result	380.0	441.2	-13.9%	950.5	1,241.9	-23.5%
Operating margin	7.7%	10.6%	-2.9 p.p.	9.2%	14.0%	-4.8 p.p.
EBITDA	1,142.7	1,052.6	8.6%	2,528.5	2,467.8	2.5%
EBITDA margin	23.1%	25.2%	-2.1 p.p.	24.5%	27.9%	-3.4 p.p.
Financial Result
Financial income	783.6	51.0	1436.7%	815.2	95.9	749.9%
Financial expenses²	(1,617.8)	(1,193.6)	35.5%	(4,011.4)	(2,355.5)	70.3%
Derivative financial instruments, net²	(27.4)	(37.1)	-26.2%	(20.0)	1.3	n.a.
Foreign currency exchange, net	1,775.1	(2,849.6)	n.a.	4,342.1	(3,696.9)	n.a.
Result Before Income Taxes	1,293.4	(3,588.1)	n.a.	2,076.5	(4,713.3)	n.a.
Income tax and social contribution	(0.0)	(0.3)	-95.8%	(0.0)	(0.3)	-90.6%
Deferred income tax and social contribution	-	32.7	n.a.	-	39.5	n.a.
Net Result²	1,293.4	(3,555.7)	n.a.	2,076.5	(4,674.1)	n.a.
Net margin	26.2%	-85.2%	n.a.	20.1%	-52.8%	n.a.
Adjusted Net Result² ³	(475.8)	(669.7)	-29.0%	(2,292.5)	(993.9)	130.7%
Adjusted net margin² ³	-9.6%	-16.1%	+6.4 p.p.	-22.2%	-11.2%	-10.9 p.p.
Shares outstanding⁴	856.2	347.5	146.4%	788.1	347.4	126.8%
EPS	1.51	(10.23)	n.a.	2.63	(13.45)	n.a.
EPS (US$)	0.27	(1.96)	n.a.	0.46	(2.65)	n.a.
EPADR (US$)	0.80	(5.89)	n.a.	1.37	(7.94)	n.a.
Adjusted EPS³	(0.56)	(1.93)	-71.2%	(2.91)	(2.86)	1.7%
Adjusted EPS³ (US$)	(0.10)	(0.37)	-73.5%	(0.51)	(0.56)	-10.2%
Adjusted EPADR³ (US$)	(0.29)	(1.11)	-73.5%	(1.52)	(1.69)	-10.2%

¹Operating results were adjusted for non-recurring items.

²Excludes conversion rights related to convertible debentures.

³Adjusted for unrealized derivative results and foreign currency. One ADR equals three preferred shares (PNs).

⁴Shares outstanding do not include dilution related to convertible and equity instruments.

4

Second Quarter Results 2025

Operating Data¹	2Q25	2Q24	% Δ	1H25	1H24	% ∆
ASK (million)	12,827	10,918	17.5%	25,630	21,996	16.5%
Domestic	9,958	8,820	12.9%	19,894	17,839	11.5%
International	2,869	2,098	36.8%	5,735	4,156	38.0%
RPK (million)	10,459	8,764	19.3%	20,893	17,506	19.3%
Domestic	8,020	6,927	15.8%	16,085	13,955	15.3%
International	2,439	1,838	32.7%	4,808	3,551	35.4%
Load factor (%)	81.5%	80.3%	+1.3 p.p.	81.5%	79.6%	+1.9 p.p.
Domestic	80.5%	78.5%	+2.0 p.p.	80.9%	78.2%	+2.6 p.p.
International	85.0%	87.6%	-2.6 p.p.	83.8%	85.4%	-1.6 p.p.
Average fare (R$)	574.1	521.2	10.1%	603.8	562.3	7.4%
Passengers (thousands)	7,976	7,404	7.7%	15,892	14,613	8.8%
Block hours	146,283	136,586	7.1%	293,677	274,044	7.2%
Aircraft utilization (hours per day)²	11.5	11.3	2.0%	11.8	11.4	3.4%
Departures	79,312	79,394	-0.1%	159,108	157,929	0.7%
Average stage length (km)	1,282	1,143	12.1%	1,282	1,152	11.3%
End of period operating passenger aircraft	186	182	2.2%	186	182	2.2%
Fuel consumption (thousands of liters)	359,534	315,424	14.0%	718,351	633,725	13.4%
Fuel consumption per ASK	28.0	28.9	-3.0%	28.0	28.8	-2.7%
ASK per FTE (thousand)	834.9	692.6	20.5%	1,668.3	1,395.3	19.6%
Full-time-equivalent employees	15,363	15,764	-2.5%	15,363	15,764	-2.5%
End of period FTE per aircraft	83	87	-4.6%	83	87	-4.6%
Yield (R$ cents)	43.78	44.03	-0.6%	45.93	46.93	-2.1%
RASK (R$ cents)	38.53	38.22	0.8%	40.33	40.24	0.2%
PRASK (R$ cents)	35.70	35.34	1.0%	37.44	37.35	0.2%
CASK (R$ cents)	35.57	34.18	4.1%	36.62	34.59	5.9%
CASK ex-fuel (R$ cents)	24.74	21.60	14.6%	25.07	22.20	12.9%
Fuel cost per liter (R$)	3.86	4.35	-11.3%	4.12	4.30	-4.2%
Break-even load factor (%)	75.3%	71.8%	+3.5 p.p.	74.0%	68.4%	+5.6 p.p.
Average exchange rate (R$ per US$)	5.67	5.21	8.7%	5.76	5.08	13.3%
End of period exchange rate	5.46	5.56	-1.8%	5.46	5.56	-1.8%
Inflation (IPCA/LTM)	5.35%	4.23%	+1.1 p.p.	5.35%	4.23%	+1.1 p.p.
WTI (average per barrel, US$)	61.37	80.01	-23.3%	66.31	79.55	-16.6%
Heating oil (US$ per gallon)	2.18	2.51	-13.3%	2.27	2.61	-13.0%

¹Operating results were adjusted for non-recurring items.

²Excludes Cessna aircraft and freighters.

Operating Revenue

In 2Q25, Azul’s total operating revenues increased R$769.6 million, reaching R$4.9 billion, 18.4% higher than 2Q24 mainly due to a healthy demand environment, robust ancillary revenues and the notable performance of our businesses units. In the quarter, ancillary revenues alone grew over 20% year-over-year.

Cargo revenue and other totaled R$363.4 million, 15.9% higher than 2Q24, mainly due to a better performance and the recovery of our international operation. In 2Q25, international cargo revenues increased a remarkable 50% year-over-year, with a healthy EBITDA margin.

Even with a strong capacity increase of 17.5%, our RASK and PRASK remained robust at R$38.53 cents and R$35.70 cents respectively, due to the sustainable competitive advantages of our unique business model. In 2Q25, business units accounted for 22.5% of RASK and 37.5% of EBITDA at more than R$429 million.

5

Second Quarter Results 2025

R$ cents¹	2Q25	2Q24	% Δ	1H25	1H24	% Δ
Operating revenue per ASK
Passenger revenue	35.70	35.34	1.0%	37.44	37.35	0.2%
Cargo revenue and other	2.83	2.87	-1.4%	2.89	2.89	0.1%
Operating revenue (RASK)	38.53	38.22	0.8%	40.33	40.24	0.2%
Operating expenses per ASK
Aircraft fuel	(10.83)	(12.58)	-13.9%	(11.55)	(12.40)	-6.8%
Salaries and benefits	(5.24)	(6.01)	-12.8%	(5.43)	(6.05)	-10.2%
Depreciation and amortization	(5.95)	(5.60)	6.2%	(6.16)	(5.57)	10.5%
Other rent & ACMI	(1.19)	(0.59)	101.1%	(1.09)	(0.55)	99.2%
Airport fees	(2.47)	(2.19)	12.5%	(2.48)	(2.19)	13.0%
Traffic and customer servicing	(1.96)	(1.90)	3.1%	(1.89)	(1.89)	0.3%
Sales and marketing	(1.29)	(1.75)	-26.7%	(1.60)	(1.79)	-10.4%
Maintenance and repairs	(1.58)	(1.56)	1.1%	(1.58)	(1.67)	-5.6%
Other operating expenses	(5.08)	(1.99)	155.2%	(4.84)	(2.49)	94.5%
Total operating expenses (CASK)	(35.57)	(34.18)	4.1%	(36.62)	(34.59)	5.9%
Operating income per ASK (RASK-CASK)	2.96	4.04	-26.7%	3.71	5.65	-34.3%

¹Operating results were adjusted for non-recurring items.

Operating Expenses

In 2Q25, operating expenses totaled R$4.6 billion, 22.3% higher than 2Q24. Cost per ASK (CASK) increased 4.1% to R$35.57 cents mainly explained by a 71% increase in number of legal claims related to irregular operations occurred mostly in 2024 driven by OEM performance and supply issues, a 5.4% inflation in the period and a 8.7% depreciation of the Brazilian real against the US dollar, partially offset by higher productivity and several cost-reduction strategies and a 11.3% reduction in fuel price.

The breakdown of our main operating expenses compared to 2Q24 is as follows:

▪	Aircraft fuel increased 1.1% to R$1,388.7 million mostly due to a 17.5% increase in total capacity, partially offset by a 11.3% reduction in fuel price per liter (excluding hedges). On a per-ASK basis, aircraft fuel reduced 13.9% mainly due to a reduction of 3.0% in fuel burn per ASK as a result of growth in our next-generation fleet.
▪	Salaries and benefits increased 2.5% or R$16.2 million compared to 2Q24, mainly driven by our capacity increase of 17.5% and a 4.8% union increase in salaries as a result of collective bargaining agreements with unions applicable to all airline employees in Brazil. Salaries per ASK dropped 12.8%, driven by higher productivity and several cost-reduction strategies.
▪	Depreciation and amortization increased 24.8% or R$151.4 million, driven by the increase in the size of our fleet compared to 2Q24 as a result of the fleet transformation process, which increased the right-of-use assets recognized at a higher foreign exchange rate, and the increase in spare engines due to supply issues with OEMs. On a per-ASK basis, depreciation and amortization increased 6.2% mainly due to the addition of five aircraft in 2Q25.
▪	Other rent & ACMI increased R$87.9 million compared to 2Q24, mainly impacted by the start of our ACMI partnership in December 2024 and higher number of engine short-term lease to mitigate irregular operations caused by OEM performance and supply issues.
▪	Airport fees increased 32.1% or R$77.0 million and increased 12.5% mostly on a per-ASK basis, due to a 12.9% increase in domestic capacity and a 36.8% increase in international capacity, which have higher rates denominated in dollars.
▪	Traffic and customer servicing increased 21.2% or R$43.9 million, primarily due to a 7.7% increase in passengers and 5.4% inflation in the period, partially offset by the optimization of our onboard services. On a per-ASK basis, traffic and customer servicing increased 3.1%.

6

Second Quarter Results 2025

▪	Sales and marketing reduced 13.9% or R$26.6 million, mostly driven by the shift to lower growth strategy. On a per-ASK basis, sales and marketing decreased 26.7%.
▪	Maintenance and repairs increased 18.8% compared to 2Q24, mainly due to the 8.7% depreciation of the Brazilian real against the US dollar, partially offset by savings from insourcing of maintenance events and renegotiations with suppliers. Maintenance and repairs per ASK increased 1.1%.
▪	Other increased R$433.9 million, mainly due to an 8.7% depreciation of the real against the U.S. dollar and the increase of legal claims related to irregular operations occurred mainly in 2024 driven by OEM performance and supply issues. From March onwards, we have seen significant improvement in our operational performance, which translated into an NPS recovery of more than 33 points in June 2025 compared to December 2024.

Non-Operating Results

Net financial results (R$ million)¹	2Q25	2Q24	% Δ	1H25	1H24	% ∆
Net financial expenses	(834.2)	(1,142.6)	-27.0%	(3,196.1)	(2,259.6)	41.4%
Derivative financial instruments, net	(27.4)	(37.1)	-26.2%	(20.0)	1.3	n.a.
Foreign currency exchange, net	1,775.1	(2,849.6)	n.a.	4,342.1	(3,696.9)	n.a.
Net financial results	913.5	(4,029.3)	n.a.	1,126.0	(5,955.2)	n.a.

¹Excludes the conversion right related to the convertible debentures.

Net financial expenses was R$834.2 million in the quarter, mainly due to a R$711.0 million in accrued interest related to leases recognized as financial expense as determined by IFRS16 rules, and R$483.1 million in interest on loans and financing accrued in 2Q25, and R$111.5 million in interest on credit card receivables factoring, partially offset by a R$734.3 million income related to the positive accounting impact from the mandatory conversion of part of our debt into equity.

Derivative financial instruments, net resulted in a net loss of R$27.4 million in 2Q25 mostly due to fuel hedge losses recorded during the period. As of June 30, 2025, Azul had hedged approximately 10% of its expected fuel consumption for the next twelve months by using forward contracts, options, and pre-determined pricing agreements with our fuel suppliers.

Foreign currency exchange, net registered a net gain of R$1,775.1 million in 2Q25 due to the 5.0% end of period appreciation of the Brazilian real against the US dollar versus 1Q25, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

Liquidity and Financing

Azul ended the second quarter with total liquidity of R$7.8 billion including short and long-term investments, accounts receivable, security deposits and maintenance reserves. Immediate liquidity as of June 30, 2025 was R$3.3 billion, representing 15.7% of our LTM revenues. In April we raised roughly US$100 million in a bridge financing, and in May we accessed US$250 million of our US$1.6 billion DIP financing within the Chapter 11 process.

Liquidity (R$ million)	2Q25	1Q25	% Δ	2Q24	% Δ
Cash, cash equivalents and short-term investments	1,601.2	655.1	144.4%	1,475.5	8.5%
Accounts receivable	1,689.3	1,690.2	0.0%	1,042.3	62.1%
Immediate liquidity	3,290.5	2,345.2	40.3%	2,517.8	30.7%
Cash as % of LTM revenue	15.7%	11.6%	+4.1 p.p.	13.4%	+2.3 p.p.
TAP Bond	991.9	946.1	4.8%	956.3	3.7%
Long-term investments and receivables	-	22.7	n.a.	5.6	n.a.
Security deposits and maintenance reserves	3,535.3	3,350.4	5.5%	2,899.0	22.0%
Total Liquidity	7,817.7	6,664.4	17.3%	6,378.7	22.6%

7

Second Quarter Results 2025

Azul’s debt amortization schedule as of June 30, 2025 is presented below. The chart converts our dollar-denominated debt to reais using the quarter-end foreign exchange rate of R$5.46 and does not consider the equitization of the remaining 1L and 2L notes as part of the Chapter 11 process.

Loans and financial debt amortization as of June 30, 2025¹
(R$ million converted at R$5.46 per dollar)

¹Excludes convertible debentures, and OEM notes.

Compared to 1Q25, gross debt reduced R$253.7 million to R$34,410.4 million, mostly due the R$1.6 billion of 2029 and 2030 Notes converted into equity, the 5.0% end of period appreciation of the Brazilian real against the US dollar which decreased our dollar-denominated lease liabilities and loans, partially offset by the roughly R$2.0 billion bridge loan and DIP financing raised in the quarter as part of our restructuring process.

Loans and financing (R$ million)¹	2Q25	1Q25	% Δ	2Q24	% Δ
Lease liabilities	16,304.3	17,051.0	-4.4%	13,593.1	19.9%
Lease notes	722.3	1,126.3	-35.9%	1,203.9	-40.0%
Finance lease liabilities	594.8	617.2	-3.6%	716.0	-16.9%
Other aircraft loans and financing	1,068.7	1,191.1	-10.3%	525.1	103.5%
Loans and financing	15,720.4	14,678.5	7.1%	12,068.7	30.3%
% of non-aircraft debt in local currency	5%	5%	+0.1 p.p.	13%	-8.1 p.p.
% of total debt in local currency	2%	2%	+0.2 p.p.	6%	-3.6 p.p.
Gross debt	34,410.4	34,664.1	-0.7%	28,106.7	22.4%

¹Considers the effect of hedges on debt. Excludes convertible debentures, and OEM notes.

The table below presents additional information related to our loans and financing payments in 2Q25:

Loans and financing payments (R$ million)	2Q25	1Q25	% Δ	2Q24	% Δ
Loans and financing repayments	194.2	1,924.2	-89.9%	644.8	-69.9%
Interest on loans and financing	77.0	360.0	-78.6%	337.8	-77.2%
Total loans and financing payments	271.2	2,284.2	-88.1%	982.6	-72.4%

The table below presents additional information related to our interest payments in 2Q25:

Interest payments (R$ million)	2Q25	1Q25	% Δ	2Q24	% Δ
Interest on loans and financing	77.0	360.0	-78.6%	337.8	-77.2%
Interest on leases	39.9	155.1	-74.3%	126.6	-68.5%
Interest on leases - notes and equity	52.5	8.8	496.2%	8.0	557.0%
Interest on convertible instruments	42.1	133.1	-68.3%	76.4	-44.8%
Interest on factoring credit card receivables	111.5	109.1	2.1%	80.3	38.8%
Other interest	2.5	0.7	278.3%	5.9	-58.5%
Total interest payments	325.5	766.8	-57.5%	635.0	-48.7%

8

Second Quarter Results 2025

As of June 30, 2025, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.3 years, with an average interest rate of 12.9%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 5% and 12.6%, respectively.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.9x, mainly due to the depreciation of the Brazilian real against the US dollar this year, which impacted our dollar-denominated debt, in addition to the R$2.0 billion debt raised in the quarter as part of our restructuring plan. This leverage does not consider the conversion of the 1L and 2Ls into equity as part of the Chapter 11 plan.

Key financial ratios (R$ million)	2Q25	1Q25	% Δ	2Q24	% Δ
Cash¹	4,282.4	3,314.0	29.2%	3,479.7	23.1%
Gross debt²	34,410.4	34,664.1	-0.7%	28,106.7	22.4%
Net debt	30,128.0	31,350.1	-3.9%	24,627.0	22.3%
Net debt / EBITDA (LTM)	4.9x	5.2x	-0.3x	4.5x	0.4x

¹Includes cash, cash equivalents, receivables, short and long-term investments.

²Excludes convertible debentures and OEM notes.

Fleet

As of June 30, 2025, Azul had a passenger operating fleet of 186 aircraft, with an average aircraft age of 7.1 years excluding Cessna aircraft.

Passenger Operating Fleet	2Q25	1Q25	% Δ	2Q24	% Δ
Airbus widebody	12	13	-7.7%	11	9.1%
Airbus narrowbody	57	57	-	57	-
Embraer E2	35	32	9.4%	21	66.7%
Embraer E1	28	29	-3.4%	33	-15.2%
ATR	31	29	6.9%	36	-13.9%
Cessna	23	24	-4.2%	24	-4.2%
Total passenger operating fleet	186	184	1.1%	182	2.2%

The table below presents additional information related to our lease payments in 2Q25:

Lease payments (R$ million)	2Q25	1Q25	% Δ	2Q24	% Δ
Lease repayments	696.3	1,033.1	-32.6%	720.0	-3.3%
Interest on leases	39.9	155.1	-74.3%	126.6	-68.5%
Total lease payments¹	736.2	1,188.3	-38.0%	846.6	-13.0%

¹The difference between the total lease payment presented above and lease payments shown on "Note 19.2 Leases" in the Interim Condensed Financial Statements is due to non-cash offsets occurred in the period.

9

Second Quarter Results 2025

Capex Expenditures

Capital expenditures net of sale and leaseback as presented in our cash flows from investing activities, excluding short-term investment totaled R$29.1 million in 2Q25, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This does not include prepayments and maintenance reserves.

Capex (R$ million)	2Q25	2Q24	% Δ	1H25	1H24	% Δ
Aircraft and maintenance and checks	23.2	81.7	-71.7%	136.1	361.8	-62.4%
Intangible assets	31.4	49.6	-36.6%	47.4	78.4	-39.6%
Pre-delivery payments	-	155.1	n.a.	-	276.8	n.a.
Other	2.8	19.1	-85.2%	18.2	34.7	-47.5%
Capex	57.4	305.5	-81.2%	201.7	751.7	-73.2%
Sale and leaseback	-28.3	-	n.a.	-30.7	-10.3	197.4%
Net capex from sales and leaseback	29.1	305.5	-90.5%	171.0	741.4	-76.9%

Including prepayments and maintenance reserves that impacted working capital, capital expenditures totaled R$314.1 million in 2Q25.

Capex including prepayments and reserves (R$ million)	2Q25	2Q24	% Δ	1H25	1H24	% Δ
Net capex from sales and leaseback	29.1	305.5	-90.5%	171.0	741.4	-76.9%
Prepayments and reserves	285.0	256.4	11.2%	595.7	611.3	-2.5%
Total capex including prepayment and reserves	314.1	561.9	-44.1%	766.8	1,352.7	-43.3%

Non-Recurring Items Reconciliation

The operating results presented in this release include items that we deem non-recurring and that should not be considered to compare to prior or future periods.

In 2Q25, our operating results were adjusted for non-recurring items totaling R$416.2 million related to our restructuring plan and other accounting adjustments due to the ongoing negotiations with creditors. During the second quarter, Azul canceled the shares and RSUs of its Stock Option Plan that were not yet vested, with the recognition of R$54.6 million in non-cash expenses, which was also treated as a non-recurring item.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

2Q25 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating revenue	4,942.3	-	4,942.3
Operating expense	4,978.6	(416.2)	4,562.4
Salaries and benefits	726.7	(54.6)	672.1
Other rent & ACMI	170.9	(18.5)	152.4
Other expense	994.3	(343.1)	651.1
Operating income	(36.3)	416.2	380.0
Operating Margin	-0.7%	+8.4 p.p.	7.7%
EBITDA	726.5	416.2	1,142.7
EBITDA Margin	14.7%	+8.4 p.p.	23.1%

10

Second Quarter Results 2025

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	2Q25	1Q25	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,053	1,053	0.0%
Total fuel consumed (GJ x 1000)	13,506	13,479	0.2%
Fleet
Average age of operating fleet¹ (years)	7.1	7.2	-1.1%
Social
Labor Relations
Employee gender: male (%)	59.0%	59.3%	-0.3 p.p.
Employee gender: female (%)	41.0%	40.8%	0.2 p.p.
Employee monthly turnover (%)	0.7%	0.9%	-0.2 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,380	6,987	5.6%
Governance
Management
Independent directors (%)	89%	92%	-2.8 p.p.
Percent of Board members that are women (%)	22%	25%	-2.8 p.p.
Board of Directors' average age (years)	54	59	-8.8%
Director meeting attendance (%)	100%	100%	-
Board size (#)	9	12	-25.0%
Participation of women in leadership positions (%)	37%	38%	-1 p.p.

¹ Excludes Cessna aircraft.

Conference Call

Due to the voluntary filing for reorganization and debt restructuring under Chapter 11 protection in the United States, the Company will not be holding an investor conference call following the results release.

About Azul

Azul S.A. (B3: AZUL4, OTC: AZULQ), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 400 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

11

Second Quarter Results 2025

Balance Sheet – IFRS

(R$ million)	June 30, 2025	March 31, 2025	June 30, 2024
Assets	26,897.0	25,548.7	22,831.2
Current assets	7,180.1	5,960.9	4,954.5
Cash and cash equivalents	1,458.8	460.7	1,439.6
Short-term investments	1,134.3	1,140.4	35.9
Accounts receivable	1,689.3	1,690.2	1,034.0
Sublease receivables	-	-	8.3
Inventories	988.1	972.6	1,000.4
Security deposits and maintenance reserves	329.7	352.0	698.6
Taxes recoverable	210.8	231.9	218.4
Derivative financial instruments	-	-	4.3
Prepaid expenses	257.2	229.7	193.5
Other current assets	1,111.9	883.5	321.6
Non-current assets	19,716.9	19,587.8	17,876.7
Long-term investments	-	22.7	956.3
Sublease receivables	-	-	5.6
Security deposits and maintenance reserves	3,205.7	2,998.4	2,200.4
Derivative financial instruments	-	-	0.1
Other non-current assets	516.7	450.5	530.9
Right of use – leased aircraft and other assets	9,824.3	9,856.2	8,855.3
Right of use – maintenance of leased aircraft	1,684.3	1,566.1	1,037.4
Property and equipment	2,919.4	3,126.8	2,787.1
Intangible assets	1,566.5	1,567.0	1,503.7
Liabilities and equity	26,897.0	25,548.7	22,831.2
Current liabilities	21,363.7	17,021.5	17,403.6
Loans and financing	4,962.0	732.0	1,495.2
Convertible instruments	30.7	29.4	29.0
Leases	4,100.6	4,024.2	3,642.2
Lease notes	53.1	79.4	139.3
Lease equity	-	-	713.0
Accounts payable	3,576.9	3,654.5	3,193.3
Factoring	-	-	45.5
Air traffic liability	6,530.7	6,369.5	5,821.5
Salaries and benefits	563.2	537.9	533.2
Insurance payable	6.9	17.4	1.1
Taxes payable	97.1	95.4	161.8
Derivative financial instruments	-	32.7	35.5
Provisions	500.4	452.5	624.7
Airport fees	756.2	694.5	757.5
Other	185.8	302.0	210.9
Non-current liabilities	31,573.8	36,978.3	31,594.2
Loans and financing	11,827.1	15,137.5	11,098.6
Convertible instruments	641.6	1,191.0	972.0
Leases	12,798.4	13,644.0	10,666.9
Lease notes	669.2	1,046.9	1,064.6
Lease equity	-	-	1,659.9
Accounts payable	1,370.5	1,501.1	1,330.0
Derivative financial instruments	-	-	0.0
Provision	2,509.3	2,660.5	2,972.9
Airport fees	756.8	779.7	913.1
Other non-current liabilities	1,000.9	1,017.5	916.2
Equity	(26,040.5)	(28,451.1)	(26,166.6)
Issued capital	7,060.8	5,396.6	2,315.6
Advance for future capital increase	-	1.8	-
Capital reserve	(1,406.0)	(686.2)	2,053.3
Treasury shares	(4.3)	(4.3)	(11.6)
Accumulated other comprehensive result	5.9	5.9	3.1
Accumulated losses	(31,696.9)	(33,164.9)	(30,527.0)

12

Second Quarter Results 2025

Cash Flow Statement – IFRS

(R$ million)	2Q25	2Q24	% Δ	1H25	1H24	% Δ
Cash flows from operating activities
Net profit (loss) for the period	1,468.0	(3,809.6)	n.a.	3,121.6	(4,859.9)	n.a.
Total non-cash adjustments
Depreciation and amortization	762.8	611.4	24.8%	1,578.0	1,225.9	28.7%
Unrealized derivatives	(655.8)	(168.5)	289.2%	(860.7)	(358.4)	140.1%
Exchange gain and (losses) in foreign currency	(1,788.3)	3,145.0	n.a.	(4,552.5)	3,989.5	n.a.
Financial income and expenses, net	929.0	1,250.4	-25.7%	3,484.2	2,414.8	44.3%
Provisions	143.4	(35.1)	n.a.	164.5	33.8	387.1%
Result from modification of lease and provision	(61.9)	(61.2)	1.1%	(1,293.0)	(88.9)	1354.0%
Other	(51.9)	(317.0)	-83.6%	(1.3)	(540.9)	-99.8%
Changes in operating assets and liabilities
Trade and other receivables	71.9	454.6	-84.2%	21.3	248.0	-91.4%
Security deposits and maintenance reserves	(244.6)	(172.9)	41.5%	(274.4)	(230.5)	19.0%
Other assets	(116.1)	(217.9)	-46.7%	(263.2)	(327.9)	-19.7%
Derivatives	(21.6)	(0.8)	2693.0%	(46.8)	(15.4)	203.3%
Accounts payable	(173.6)	546.6	n.a.	(489.7)	450.8	n.a.
Salaries and benefits	77.4	80.1	-3.3%	106.9	96.4	10.8%
Air traffic liability	231.5	593.3	-61.0%	371.6	497.7	-25.3%
Provisions	(170.2)	(138.2)	23.1%	(307.9)	(200.1)	53.9%
Other liabilities	(142.8)	52.9	n.a.	(47.5)	(96.8)	-50.9%
Interest paid	(325.5)	(635.0)	-48.7%	(1,092.4)	(1,123.1)	-2.7%
Interest on loans and financing	(77.0)	(337.8)	-77.2%	(437.1)	(620.7)	-29.6%
Interest on leases	(39.9)	(126.6)	-68.5%	(195.0)	(236.0)	-17.3%
Interest on leases - notes and equity	(52.5)	(8.0)	557.0%	(61.3)	(15.9)	285.6%
Interest on convertible instruments	(42.1)	(76.4)	-44.8%	(175.2)	(76.4)	129.4%
Interest on factoring credit card receivables	(111.5)	(80.3)	38.8%	(220.6)	(160.1)	37.8%
Other interest	(2.5)	(5.9)	-58.5%	(3.1)	(14.1)	-77.9%
Net cash generated (used) by operating activities	(68.2)	1,178.1	n.a.	(381.4)	1,114.9	n.a.

Cash flows from investing activities
Short-term investment	81.1	(107.4)	n.a.	(22.4)	(107.4)	-79.2%
Cash received on sale of property and equipment	-	-	n.a.	7.3	-	n.a.
Sales and leaseback	28.3	-	n.a.	30.7	10.3	197.4%
Acquisition of intangible	(31.4)	(49.6)	-36.6%	(47.4)	(78.4)	-39.6%
Acquisition of property and equipment	(26.0)	(256.0)	-89.8%	(154.3)	(673.3)	-77.1%
Net cash generated (used) in investing activities	52.0	(412.9)	n.a.	(186.1)	(848.8)	-78.1%

Cash flows from financing activities
Loans and financing
Proceeds	2,024.2	839.3	141.2%	5,118.0	2,279.9	124.5%
Repayment	(269.2)	(672.2)	-60.0%	(2,508.5)	(1,068.7)	134.7%
Lease repayment	(696.3)	(720.0)	-3.3%	(1,729.4)	(1,533.6)	12.8%
Factoring	-	(115.3)	n.a.	-	(402.8)	n.a.
Cost of issuing shares	(43.0)	-	n.a.	(43.0)	-	n.a.
Capital increase	49.4	-	n.a.	51.2	0.0	284383.3%
Treasury shares	(0.0)	(0.1)	-92.2%	(0.0)	(2.6)	-99.8%
Net cash generated (used) in financing activities	1,065.1	(668.3)	n.a.	888.3	(727.7)	n.a.

Exchange gain (loss) on cash and cash equivalents	(50.8)	5.1	n.a.	(72.0)	3.9	n.a.

Net decrease in cash and cash equivalents	998.1	102.0	878.8%	248.8	(457.8)	n.a.

Cash and cash equivalents at the beginning of the period	460.7	1,337.6	-65.6%	1,210.0	1,897.3	-36.2%

Cash and cash equivalents at the end of the period	1,458.8	1,439.6	1.3%	1,458.8	1,439.6	1.3%

13

Second Quarter Results 2025

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

14

Second Quarter Results 2025

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

15

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer